Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Funko, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

361008105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361008105	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Brian R. Mariotti
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,666,227
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,666,227
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,666,227
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.9%
12	Type of Reporting Person IN

CUSIP No. 361008105	Schedule 13G	Page 2 of 5

ITEM 1. (a)	Name of Issuer:

Funko, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2802 Wetmore Avenue, Everett, Washington 98201

ITEM 2. (a)	Name of Person Filing:

This statement is filed on behalf of Brian R. Mariotti (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is C/O Funko, Inc., 2802 Wetmore Avenue, Everett Washington, 98201.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

361008105

ITEM 3.

Not applicable.

CUSIP No. 361008105	Schedule 13G	Page 3 of 5

ITEM 4.	Ownership

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2018, based upon 24,733,240 shares of Class A Common Stock outstanding as of November 8, 2018 and assumes the conversion of the Common Units (“Common Units”) of Funko Acquisition Holdings, L.L.C. held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

(a)	Amount beneficially owned:

The Reporting Person is the record holder of 3,666,227 Common Units.

(b)	Percent of class: 12.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,666,227

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,666,227

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

The Reporting Person is a party to a Stockholders Agreement, dated as of November 1, 2017 (the “Stockholders Agreement”), among the Issuer, the Reporting Person, ACON Funko Investors, L.L.C., ACON Funko Investors Holdings 1, L.L.C., ACON Funko Investors Holdings 2, L.L.C., ACON Funko Investors Holdings 3, L.L.C. (collectively, the “ACON Funds”), Fundamental Capital, LLC and Funko International, LLC. In the aggregate, and based on available information, the ACON Funds, Fundamental Capital, LLC, Funko International, LLC and the Reporting Person beneficially own 34,254,898 shares of Class A Common Stock, which represents approximately 74.4% of the outstanding class.

CUSIP No. 361008105	Schedule 13G	Page 4 of 5

The beneficial ownership reported herein for the Reporting Person does not include any shares held by any other parties to the Stockholders Agreement, and the Reporting Person disclaims beneficial ownership of any such shares.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 361008105	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2019

/s/ Brian R. Mariotti
Brian R. Mariotti